 EDAP TMS S.A. SHAREHOLDERS APPROVE NEW CORPORATE STRUCTURE

Vaulx-en-Velin, France, July 30, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced that the shareholders of the Company approved the implementation of the new corporate structure proposed by EDAP TMS at its special shareholders meeting held earlier today. As the Company previously announced, it is implementing a new corporate structure for EDAP TMS S.A. through the creation of two divisions; the High Intensity Focused Ultrasound ("HIFU") division, EDAP S.A., and the Urology Devices and Services division, Technomed Medical Systems S.A., which will include lithotripsy. Each division will be headed by separate presidents and will continue to be headquartered in Lyon, France.

"We are very pleased that our shareholders have accepted our new vision for the Company,'' commented Philippe Chauveau, EDAP's Chairman and C.E.O. "We believe that this is an important step forward in giving more transparency to our business and greater visibility to our shareholders, all of which will help to enhance the global identity of EDAP. ''

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950. For additional information on the Company, please see the Company's web site at: www.edaptechnomed.com.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.